UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12b-25

                         NOTIFICATION OF LATE FILING


                                 (CHECK ONE)
        [ ] FORM 10-K   [ ] FORM 20-F   [ ] FORM 11-K   [X] FORM 10-Q
                       [ ] FORM N-SAR   [ ] FORM N-CSR


                     FOR THIS PERIOD ENDED: June 30, 2005


                                     OR

                                     [ ] TRANSITION REPORT ON FORM 10-K
                                     [ ] TRANSITION REPORT ON FORM 20-F
                                     [ ] TRANSITION REPORT ON FORM 11-K
                                     [ ] TRANSITION REPORT ON FORM 10-Q
                                     [ ] TRANSITION REPORT ON FORM N-SAR

                    FOR THE TRANSITION PERIOD ENDED: _________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                        PART I. REGISTRANT INFORMATION


Full Name of Registrant:  Cal-Bay International, Inc.

Address of Principal Executive Offices:
P.O. Box 502548, San Diego, CA 92150-2548


                       PART II. RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X] (A)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (B)   The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (C)   The accountant's statement or other exhibit required by Rule 12b-25
(c) has been attached if applicable.


                             PART III. NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-QSB Quarterly Report for the period ended June 30, 2005 because its unaudited financial statements for that period have not been completed and as a result, the Registrants auditors have not yet had an opportunity to complete their review of the unaudited financial statements. It is anticipated that the Form 10-QSB Quarterly Report, along with the unaudited financial statements, will be filed on or before the 5th calendar day following the prescribed due date of the Registrants
Form 10-QSB.


                          PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                Roger Pawson              (858) 350-4292


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X]  Yes          [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ ]  Yes          [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Cal-Bay International, Inc.

               (Name of Registrant as Specified in Its Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                   By: /S/ Roger Pawson
                                    _________________
                                   Roger Pawson
                                   CEO & Chief Financial Officer

Date: August 15, 2005